UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
AMENDMENT NO. 2

Under the Securities Exchange Act of 1934

INC RESEARCH HOLDINGS, INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

45329R 109
(CUSIP Number)

DECEMBER 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45329R 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
AVISTA CAPITAL PARTNERS II GP, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
26-2708016

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Items 4 and 8

CUSIP No. 45329R 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
AVISTA CAPITAL PARTNERS II, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
26-2708127

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Items 4 and 8

CUSIP No. 45329R 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
AVISTA CAPITAL PARTNERS (OFFSHORE) II, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
98-0588109

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

* See Items 4 and 8

CUSIP No. 45329R 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
AVISTA CAPITAL PARTNERS (OFFSHORE) II-A, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
98-0644474

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

* See Items 4 and 8

CUSIP No. 45329R 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
ACP INC RESEARCH CO-INVEST, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
90-0611463

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Items 4 and 8

CUSIP No. 45329R 109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
INC RESEARCH MEZZANINE CO-INVEST, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
80-0644238

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Items 4 and 8

Item 1(a).	Name of Issuer

INC Research Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

201 Beechleaf Court, Suite 600
Raleigh, North Carolina 27604-1547

Item 2.	(a) Name of Person Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Avista Capital Partners II GP, LLC.

(ii) Avista Capital Partners II, L.P.

(iii) Avista Capital Partners (Offshore) II, L.P.

(iv) Avista Capital Partners (Offshore) II-A, L.P.

(v) ACP INC Research Co-Invest, LLC

(vi) INC Research Mezzanine Co-Invest, LLC

(b) Address of Principal Business Office or, if none, Residence

All Reporting Persons:

65 East 55th Street, 18th Floor
New York, NY 10022

(c) Citizenship

All Reporting Persons, except Avista Capital Partners (Offshore) II, L.P. and Avista Capital Partners (Offshore) II-A, L.P.: Delaware

Avista Capital Partners (Offshore) II, L.P. and Avista Capital Partners (Offshore) II-A, L.P.: Bermuda

(d) Title of Class of Securities

Class A Common Stock, par value $0.01 per share

(e) CUSIP Number

45329R 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount beneficially owned:

As of December 31, 2016, the Reporting Persons may be deemed to beneficially own in the aggregate 0 shares of the Issuer’s Common Stock.

Avista Capital Partners II GP, LLC ultimately exercised voting and dispositive power over the shares of Class A Common Stock held by Avista Capital Partners II, L.P., Avista Capital Partners (Offshore) II, L.P., Avista Capital Partners (Offshore) II-A, L.P., ACP INC Research Co-Invest, LLC and INC Research Mezzanine Co-Invest, LLC. Voting and disposition decisions at Avista Capital Partners II GP, LLC with respect to such shares are made by an investment committee, the members of which are Thompson Dean, Steven Webster, David Burgstahler, David Durkin and Sriram Venkataraman. Each of the members of the investment committee disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.

(b) Percent of Class:

The responses of the Reporting Persons to Row 11 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. The percentages represent the percentage of Class A Common Stock beneficially owned by the Reporting Persons. Ownership percentages are based upon the 53,762,786 shares of Class A Common Stock outstanding as of December 31, 2016 as provided by the Issuer’s transfer agent.

(c) Number of Shares as to which such Person has:

(i) Sole power to vote or to direct the vote: The responses of the Reporting Persons to Row 5 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(ii) Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row 6 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 7 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(iv) Shared power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 8 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2017

AVISTA CAPITAL PARTNERS II GP, LLC

	By:	/s/ Ben Silbert
	Name:	Ben Silbert
	Title:	Authorized Representative

AVISTA CAPITAL PARTNERS II, L.P.
By:	Avista Capital Partners II GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE) II, L.P.
By:	Avista Capital Partners II GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE) II-A, L.P.
By:	Avista Capital Partners II GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

ACP INC RESEARCH CO-INVEST, LLC
By:	Avista Capital Partners II GP, LLC its manager

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

INC RESEARCH MEZZANINE CO-INVEST, LLC
By:	Avista Capital Partners II GP, LLC its manager

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

EXHIBIT INDEX

Exhibit No.
1
Joint Filing Agreement, dated February 8, 2016, among Avista Capital Partners II GP, LLC, Avista Capital Partners II, L.P., Avista Capital Partners (Offshore) II, L.P., Avista Capital Partners (Offshore) II-A, L.P., ACP INC Research Co-Invest, LLC and INC Research Mezzanine Co-Invest, LLC. Incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 8, 2016 (Commission File No. 005-88633)